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April 1, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Office of Mergers and Acquisitions

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-0308

Attention: David L. Orlic, Special Counsel

RE:	CommonWealth REIT
Revised Preliminary Proxy Statement on Schedule 14A
Filed March 27, 2013
File No. 001-09317

Dear Mr. Orlic:

On behalf of CommonWealth REIT (the “Company”), please find below the responses of the Company to comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter dated March 29, 2013, in connection with the above-captioned preliminary proxy statement of the Company.  A revised preliminary consent revocation statement on Schedule 14A (as so revised, the “Consent Revocation Statement”) is being filed simultaneously with this letter.  For the convenience of the Staff, we have also sent to you a paper copy of this letter and clean and marked copies of the Consent Revocation Statement.

Your numbered comments with respect to the Consent Revocation Statement, as set forth in your letter dated March 29, 2013, have been reproduced below in italicized text.  The Company’s responses thereto are set forth immediately following the reproduced comments to which they relate.

United States Securities and Exchange Commission

April 1, 2013

Voting Securities and Record Date, page 11

1.                                      Please clarify your disclosure regarding Section 2.14(a)(ii) of the bylaws to specify whether security holders must hold certificates for three years. If not, please disclose whether the process of issuing certificates to a security holder could result in a transfer of ownership under the bylaws, such that the three year holding period would restart.

Company Response:  In response to the Staff’s comment, the Company has revised its disclosure in the Consent Revocation Statement.

2.                                      Disclosure states that a security holder must provide “other reasonable evidence, satisfactory to the Board, of their continuous ownership of such Common Shares for the three-year period.” Please disclose what might qualify as reasonable evidence in this circumstance.

Company Response:  In response to the Staff’s comment, the Company has revised its disclosure in the Consent Revocation Statement.

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact the undersigned at (617) 573-4859.

Very truly yours,

/s/ Margaret R. Cohen
Margaret R. Cohen

cc:	Michele Anderson
Securities and Exchange Commission

Michael E. McTiernan
Securities and Exchange Commission

Adam D. Portnoy
CommonWealth REIT

Brian V. Breheny
Skadden, Arps, Slate, Meagher & Flom LLP

Richard J. Grossman
Skadden, Arps, Slate, Meagher & Flom LLP